Exhibit 12.1
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine Fiscal
	Months
	Ended
	October 1,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
EARNINGS AS DEFINED

Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$159.2	$96.3	$280.4	$298.5	$368.4	$115.5
Preferred stock dividend (pre-tax equivalent)	(0.3)	(0.3)	(0.3)	(0.5)	(0.5)	(33.8)
Fixed charges	61.9	92.7	109.2	71.3	44.4	76.7

TOTAL EARNINGS, AS DEFINED	$220.8	$188.7	$389.3	$369.3	$412.3	$158.4

FIXED CHARGES, AS DEFINED
Interest expense	$54.8	$82.1	$98.4	$63.6	$38.1	$36.5
Amortization of capitalized expenses related to debt	2.4	4.5	5.7	3.6	3.0	3.4
Preferred stock dividend (pre-tax equivalent)	0.3	0.3	0.3	0.5	0.5	33.8
Interest component of rent expense	4.4	5.8	4.8	3.6	2.8	3.0

TOTAL FIXED CHARGES, AS DEFINED	$61.9	$92.7	$109.2	$71.3	$44.4	$76.7

RATIO OF EARNINGS TO FIXED CHARGES	3.6	2.0	3.6	5.2	9.3	2.1

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